Partners (admitted in Hong Kong)

Pierre-Luc Arsenault[3]

Christopher Braunack[6]

Henry M.C. Cheng[6]

Michel Debolt[3]

Justin M. Dolling[6]

David Patrick Eich[1,5,6]

Liu Gan[2]

Wing Lau[6]

Douglas S. Murning[6]

Nicholas A. Norris[6]

John A. Otoshi[3]

Jamii Quoc[8]

Jesse D. Sheley[1]

Steven Tran[6,7]

Dominic W.L. Tsun[3,6]

Li Chien Wong

Ashley Young (non-resident)[6]

David Yun[6,7]

Registered Foreign Lawyers

Benjamin W. James[4]

Benjamin Su3

Qiuning Sun[3]

Shichun Tang[3]

David Zhang[3]

26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile:: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

August 1, 2014

VIA EDGAR

Ms. Maryse Mills-Apenteng, Special Counsel

Mr. Edwin Kim, Attorney-Advisor

Mr. Stephen Krikorian, Accounting Branch Chief

Ms. Melissa Walsh, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iDreamSky Technology Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed July 25, 2014
File No. 333-197246
CIK No. 0001600527

Dear Ms. Mills-Apenteng, Mr. Kim, Mr. Krikorian and Ms. Walsh:

On behalf of our client, iDreamSky Technology Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 31, 2014.

1.	Admitted in the State of Illinois (U.S.A.)
2.	Admitted in the Commonwealth of Massachusetts (U.S.A.)
3.	Admitted in the State of New York (U.S.A.)
4.	Admitted in the State of Texas (U.S.A.)
5.	Admitted in the State of Wisconsin (U.S.A.)
6.	Admitted in England and Wales
7.	Admitted in New South Wales (Australia)
8.	Admitted in Victoria (Australia)

Beijing     Chicago      Houston      London      Los Angeles      Munich      New York      Palo Alto      San Francisco      Shanghai      Washington, D.C.

August 1, 2014

Concurrently with the submission of this letter, the Company is publicly filing its amendment No. 2 to registration statement on Form F-1 (the “Registration Statement”) and certain exhibits thereto via EDGAR to the Commission on August 1, 2014. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Registration Statement.

The Company respectfully advises the Staff that it plans to request acceleration of the effectiveness of the Registration Statement on August 6, 2014. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

The Registration Statement has been marked to show changes to the Company’s registration statement on Form F-1 publicly filed with the Commission on July 25, 2014.

Recent Developments, page 16

1.	You state that your “revenues, gross profit and adjusted net income for the three months ended June 30, 2014 are consistent with the trends disclosed elsewhere in this prospectus.” It appears, however, that the sequential rate of increase in your revenues, for example, has been significantly reduced from 54% in the prior quarter to only 8% in the quarter ended June 30, 2014 and is not consistent with your historical trend information as presented in MD&A. We have similar concerns regarding the sequential trends in your adjusted net income, which increased significantly in the last quarter, but has declined in the quarter ended June 30, 2014. In this regard, the trends do not appear consistent with your disclosure elsewhere. Please revise by expanding your Recent Developments and MD&A sections to provide appropriate narrative disclosure for understanding the changes in the metrics you cite for the most recently completed quarter.

August 1, 2014

In response to the Staff’s comment, the Company has revised pages 16 and 17 of the prospectus to remove the statement that the Company’s revenues, gross profit and adjusted net income for the three months ended June 30, 2014 are consistent with the trends disclosed elsewhere in the prospectus, as well as to provide the requested narrative disclosure for understanding the changes in the items the Company cites for the three months ended June 30, 2014. Also, the Company respectfully submits that the effects of seasonality have been disclosed on page 107 in the MD&A section and believes that no change to the disclosure is required.

Use of Proceeds, page 61

2.	We note that you have allocated $25 million for mergers and acquisitions. Please revise your disclosure to clarify whether you currently have plans to acquire other business and, if so, to give a brief description, as well as information on the status, of any acquisitions.

The Company submits that, as disclosed on page 126 of the prospectus, the Company evaluates opportunities to acquire and invest in complementary businesses as such opportunities present themselves, although the Company currently does not have concrete plans to acquire any business.

In addition, in response to the Staff’s comment, the Company has revised pages 11 and 61 to disclose that it has no near-term commitments or agreements to enter into any mergers or acquisitions transactions.

*    *    *

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at benjamin.su@kirkland.com, +852 3761 3306 (work) or +852 9881 9371 (cell). Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Tommy Cheung at tommy.cheung@cn.pwc.com, +86-755-8261-8001, the audit partner at PricewaterhouseCoopers Zhong Tian LLP, Y K Tong at y.k.tong@cn.pwc.com, +86-755-8261-8021, or the capital markets partner at PricewaterhouseCoopers Zhong Tian LLP, Laura Butler at laura.butler@cn.pwc.com, +86-10-6533-2363. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

August 1, 2014

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang
David Zhang

Enclosures

cc:	Michael Xiangyu Chen, Chairman and Chief Executive Officer, iDreamSky Technology Limited

Jun Zou, Chief Financial Officer, iDreamSky Technology Limited

Benjamin Su, Esq., Partner, Kirkland & Ellis International LLP

Tommy Cheung, Partner, PricewaterhouseCoopers Zhong Tian LLP

Y K Tong, Partner, PricewaterhouseCoopers Zhong Tian LLP

Laura Butler, Partner, PricewaterhouseCoopers Zhong Tian LLP

James C. Lin, Partner, Davis Polk & Wardwell LLP